November 2, 2004	Via Hand Delivery

Peggy Kim

Senior Counsel

Mail Stop 3-9

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

RE:	MHI Hospitality Corporation (the “Company”)

Form S-11

Pre-Effective Amendment No. 2 to Registration Statement No. 333-118873

Filed November 2, 2004

Dear Ms. Kim:

On behalf of our client MHI Hospitality Corporation (the “Company”), please find enclosed Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-11 (“Registration Statement”). Please note that Pre-Effective Amendment No. 2 amends the Registration Statement primarily to reflect financial results for the third quarter ended September 30, 2004 as well as to provide the staff (the “Staff”) of the Securities and Exchange Commission with Exhibits 3.3 and 10.5.

A blackline comparing Pre-Effective Amendment No. 2 to Pre-Effective Amendment No. 1 has also been provided for your reference. Insertions of text are marked with underscore and deletions have been marked by the caret symbol.

Please call the undersigned at (202) 452-7050 with any questions. We appreciate the efforts of the Staff to expedite review of this filing.

Sincerely,

/s/ Thomas J. Egan, Jr.
Thomas J. Egan, Jr.

cc:	Andrew M. Sims, President and Chief Executive Officer